Exhibit 12.1

EAST WEST BANCORP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
($ in thousands)	2017	2016	2015	2014	2013

Including interest on deposits
Income before income taxes	$735,100	$572,188	$578,721	$447,023	$447,146
Fixed charges and preferred dividends	149,962	112,873	111,590	121,562	126,170
Total earnings	$885,062	$685,061	$690,311	$568,585	$573,316

Fixed charges:
Interest expense	$140,050	$104,843	$103,376	$112,820	$112,492
1/3 of net rental expense (1)	9,912	8,030	8,214	8,742	8,731
Total fixed charges	$149,962	$112,873	$111,590	$121,562	$121,223
Preferred dividends	—	—	—	—	4,947
Total fixed charges and preferred dividends	$149,962	$112,873	$111,590	$121,562	$126,170

Ratio of earnings to fixed charges	5.90	6.07	6.19	4.68	4.73
Ratio of earnings to fixed charges and preferred dividends	5.90	6.07	6.19	4.68	4.54

Excluding interest on deposits
Income before income taxes	$735,100	$572,188	$578,721	$447,023	$447,146
Fixed charges and preferred dividends	33,571	28,649	38,085	56,076	62,674
Total earnings	$768,671	$600,837	$616,806	$503,099	$509,820

Fixed charges:
Interest expense	$140,050	$104,843	$103,376	$112,820	$112,492
Less: Interest on deposits	(116,391)	(84,224)	(73,505)	(65,486)	(63,496)
1/3 of net rental expense (1)	9,912	8,030	8,214	8,742	8,731
Total fixed charges	$33,571	$28,649	$38,085	$56,076	$57,727
Preferred dividends	—	—	—	—	4,947
Total fixed charges and preferred dividends	$33,571	$28,649	$38,085	$56,076	$62,674

Ratio of earnings to fixed charges	22.90	20.97	16.20	8.97	8.83
Ratio of earnings to fixed charges and preferred dividends	22.90	20.97	16.20	8.97	8.13

(1)	The proportion deemed representative of the interest factor.